Exhibit 99.1

E-House Reports First Quarter 2014 Results

SHANGHAI, China, May 20, 2014 — E-House (China) Holdings Limited (“E-House” or the “Company”) (NYSE: EJ), a leading real estate services company in China, today announced its unaudited financial results for the fiscal quarter ended March 31, 2014.

First Quarter 2014 Financial Highlights

•                      Total revenues increased by 40% year-on-year to $163.3 million

•             Revenues from real estate online services increased by 97% year-on-year to $78.5 million, including $49.7 million in revenues from e-commerce services, which grew by 238% year-on-year

•             Revenues from primary real estate agency services increased by 5% year-on-year to $59.3 million

•             Revenues from real estate information and consulting services increased by 52% year-on-year to $17.8 million

•                      Non-GAAP1 income from operations increased from $0.8 million for the first quarter of 2013 to $10.1 million for the first quarter of 2014

•                      Non-GAAP net income attributable to E-House shareholders increased by 184% year-on-year, from $4.2 million, or $0.03 per diluted American depositary share (“ADS”), to $11.9 million, or $0.08 per diluted ADS

Xin Zhou, E-House’s co-chairman and CEO, said, “During the first quarter of 2014, China’s real estate market showed softness in certain cities with weak transaction volumes. We expect that this soft market condition may continue in various cities for some time this year, which may lead more developers to offer price discounts and local governments in various cities to relax restrictive policies toward the real estate market. Despite the relatively soft market conditions, E-House’s major business segments continued to grow due to our solid execution, market penetration and product innovation. The growth in our real estate e-commerce revenue was particularly impressive, and we believe our recently launched mobile e-commerce platform will help us continue that growth.”

Mr. Zhou added, “A recent highlight of the Company was the successful IPO of our Leju online-to-offline real estate services division on the New York Stock Exchange. Looking forward, we will continue to adapt to the changing market conditions and strive to maintain stable growth in our brokerage business, and continue to push for deeper market penetration and strong growth in our online-to-offline e-commerce business. Meanwhile, we will continue our efforts in new product innovation and development, including our CRIC Home Price system. We anticipate that our new business platforms announced in March, which include real estate financial services and community value-added services, will formally launch in the second half of this year.”

Bin Laurence, E-House’s CFO, added, “We’re pleased to see that along with the strong revenue growth in our online Leju segment, our brokerage and information and consulting businesses continued to grow in the first quarter. Additionally, E-House’s non-GAAP net income more than doubled on a year-over-year basis.”

First Quarter 2014 Results

Total revenues were $163.3 million, an increase of 40% from $116.6 million for the same quarter of 2013, driven mostly by revenue increases from real estate online services and real estate information and consulting services.

1  E-House uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to E-House shareholders, (4) net income (loss) attributable to E-House shareholders per basic ADS, and (5) net income (loss) attributable to E-House shareholders per diluted ADS, each of which excludes share-based compensation expense and amortization of intangible assets resulting from business acquisitions. See “About Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this press release.

Revenues from real estate online services were $78.5 million, an increase of 97% from $39.8 million for the same quarter of 2013, contributed by growth in e-commerce, online advertising and listing services revenues. Revenues from e-commerce services were $49.7 million, an increase of 238% from $14.7 million for the same quarter of 2013, primarily due to a 167% increase in discount coupons redeemed (see “Selected Operating Data” below for more details on the discount coupons sold and redeemed). Revenues from online advertising services were $24.6 million, an increase of 13% from $21.7 million for the same quarter of 2013. Revenues from listing services were $4.2 million, an increase of 24% from $3.4 million for the same quarter of 2013.

Revenues from real estate brokerage services were $61.1 million, a slight increase from $59.4 million for the same quarter of 2013. Real estate brokerage services include primary real estate agency services and secondary real estate brokerage services. Revenues from primary real estate agency services were $59.3 million, an increase of 5% from $56.4 million for the same quarter of 2013, driven by a 2% increase in the total GFA of new properties sold and a 7% increase in the total transaction value of new properties sold (see “Selected Operating Data” below for more details on the total GFA and transaction value of new properties sold). Revenues from secondary real estate brokerage services were $1.8 million, compared to $3.0 million for the same quarter of 2013. The decrease was mainly due to the year-over-year reduction in the number of physical brokerage stores as the Company continues to optimize its physical secondary store network while shifting its secondary real estate business focus from offline to online.

Revenues from real estate information and consulting services were $17.8 million, an increase of 52% compared to $11.7 million for the same quarter of 2013, due to increased revenue in both information and consulting services, particularly land-related consulting.

Revenues from other services were $5.9 million, a slight increase from $5.7 million for the same quarter of 2013. Other services include offline real estate advertising services, promotional events services and real estate fund management services.

Cost of revenues was $59.0 million, an increase of 14% from $52.0 million for the same quarter of 2013, mostly due to increased staff costs from primary real estate agency services, partially offset by decreased fees paid to third parties for services in connection with our online listing business, and decreased amortization expense of intangible assets as the Company’s exclusive rights agreement with Baidu was extended to March 2015 at no additional cost, and the Company’s advertising agency agreement with SINA was extended to March 2024 at no additional cost.

Selling, general and administrative (“SG&A”) expenses were $104.9 million, an increase of 40% from $75.0 million in the same quarter of 2013, primarily due to higher marketing and promotion expenses and higher staff-related costs for real estate online services.

Income from operations was $38,038, compared to loss from operations of $10.3 million for the same quarter of 2013. Non-GAAP income from operations was $10.1 million compared to $0.8 million for the same quarter of 2013.

Net income was $1.2 million, compared to net loss of $6.2 million for the same quarter of 2013. Non-GAAP net income was $10.3 million, an increase of 193% from $3.5 million for the same quarter of 2013.

Net income attributable to E-House shareholders was $2.9 million, or $0.02 per diluted ADS, compared to net loss attributable to E-House shareholders of $5.4 million, or $0.05 loss per diluted ADS, for the same quarter of 2013. Non-GAAP net income attributable to E-House shareholders was $11.9 million, or $0.08 per diluted ADS, an increase of 184% from $4.2 million, or $0.03 per diluted ADS, for the same quarter of 2013.

Cash Flow

As of March 31, 2014, the Company’s cash and cash equivalents balance was $546.0 million.

First quarter 2014 net cash used in operating activities was $16.5 million. This amount reflected a decrease in payroll and welfare payables of $22.6 million, a decrease in income tax payable and other tax payable of $8.7 million and a decrease in accounts payable of $4.5 million, partially offset by a decrease in accounts receivable of $9.5 million and non-GAAP net income of $10.3 million. Net cash used in investing activities was $26.3 million, comprised mostly of a $16.1 million prepayment for the acquisition of equity interests in two entities, $7.8 million for leasehold improvement of the Company’s new headquarters, and a $2.9 million investment in affiliates. Net cash proceeds provided by financing activities were $177.6 million, mainly comprised of $180.0 million from the proceeds of the sale of the Company’s 15% equity interest on a fully diluted basis in Leju Holdings Limited, partially offset by $4.9 million paid for the acquisition of the remaining non-controlling interests in the Company’s online listing business.

Recent Development

On April 17, 2014, E-House’s subsidiary, Leju Holdings Limited (“Leju”) (NYSE: LEJU), a leading online-to-offline (“O2O”) real estate services provider in China, listed its American depositary shares (“ADSs”), each representing one ordinary share, on the New York Stock Exchange in an initial public offering (“IPO”). Following the IPO, E-House remains the majority shareholder of Leju, holding 75.5% of Leju’s total outstanding shares.

Business Outlook

The Company raised its fiscal year 2014 revenue guidance to a range of $910 million to $930 million, up from the previously announced range of $880 million to $900 million, representing an increase of approximately 24% to 27% from $731.1 million in 2013. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

E-House’s management will host an earnings conference call on May 20, 2014 at 8:00a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-845-675-0437
Hong Kong:	+852-2475-0994
Mainland China:	+86-10-800-819-0121

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “E-House earnings call.”

A replay of the conference call may be accessed by phone at the following number until May 28, 2014:

International:	+1-646-254-3697
Passcode:	43144923

Additionally, a live and archived webcast will be available at http://ir.ehousechina.com.

About E-House

E-House (China) Holdings Limited (“E-House”) (NYSE: EJ) is China’s leading real estate services company with a nationwide network covering more than 250 cities. E-House offers a wide range of services to the real estate industry, including online advertising, primary sales agency, secondary brokerage, information and consulting, offline advertising and promotion and real estate investment management services. E-House has received numerous awards for its innovative and high-quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies and “China Enterprises with the Best Potential” from Forbes. For more information about E-House, please visit http://www.ehousechina.com.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “confident,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as E-House’s strategic and operational plans, contain forward-looking statements. E-House may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, including Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about E-House’s beliefs and expectations, are forward-looking statements and are subject to change. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, a severe or prolonged downturn in the global economy, E-House’s susceptibility to fluctuations in the real estate market of China, government measures aimed at China’s real estate industry, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of E-House’s brand or image, E-House’s inability to successfully execute its strategy of expanding into new geographical markets in China, E-House’s failure to manage its growth effectively and efficiently, E-House’s failure to successfully execute the business plans for its strategic alliances and other new business initiatives, E-House’s loss of its competitive advantage if it fails to maintain and improve its proprietary CRIC system or to prevent disruptions or failure in the system’s performance, E-House’s failure to compete successfully, fluctuations in E-House’s results of operations and cash flows, E-House’s reliance on a concentrated number of real estate developers, natural disasters or outbreaks of health epidemics and other risks outlined in E-House’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of this press release, and E-House does not undertake any obligation to update any such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement E-House’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), E-House uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to E-House shareholders, (4) net income (loss) attributable to E-House shareholders per basic ADS, and (5) net income (loss) attributable to E-House shareholders per diluted ADS, each of which excludes share-based compensation expense and amortization of intangible assets resulting from business acquisitions. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

E-House believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expense and amortization of intangible assets resulting from business acquisitions, , which may not be indicative of E-House’s operating performance. These non-GAAP financial measures also facilitate management’s internal comparisons to E-House’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expense and amortization of intangible assets resulting from business acquisitions that may continue to exist in E-House’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

For investor and media inquiries please contact:

In China:

Investor Relations

E-House (China) Holdings Limited

Phone: +86 (21) 6133-3937

E-mail: ir@ehousechina.com

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Phone: +86 (10) 8520-3073

E-mail: ej@ogilvy.com

In the United States:

Mr. Justin Knapp

Ogilvy Financial, U.S.

Phone: +1 (616) 551-9714

E-mail: ej@ogilvy.com

E-HOUSE (CHINA) HOLDINGS LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEET

(In thousands of U.S. dollars)

	December 31,	March 31,
	2013	2014
ASSETS
Current assets
Cash and cash equivalents	413,319	546,004
Restricted cash	2,310	1,693
Customer deposits, net	67,602	67,661
Accounts receivable, net	357,442	341,723
Advance payment for properties, current	60,076	46,768
Properties held for sale	15,305	29,116
Short-term Investment	1,279	1,268
Deferred tax assets, net	66,332	65,727
Prepaid expenses and other current assets	44,235	48,472
Amounts due from related parties	1,263	2,586
Total current assets	1,029,163	1,151,018
Property and equipment, net	50,077	49,131
Intangible assets, net	141,232	133,820
Investment in affiliates	39,052	42,373
Goodwill	51,600	51,450
Customer deposits, non-current, net	652	646
Other non-current assets	43,744	63,723
Total assets	1,355,520	1,492,161
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	11,265	6,793
Accrued payroll and welfare expenses	102,632	80,312
Income tax payable	98,686	93,689
Other tax payable	40,001	36,368
Amounts due to related parties	5,536	9,593
Advance from property buyers	2,453	2,230
Advance from customers and deferred revenue	24,617	25,116
Liability for exclusive rights, current	8,968	8,940
Dividend payables	—	27,581
Other current liabilities	62,467	65,913
Total current liabilities	356,625	356,535
Deferred tax liabilities	29,901	29,895
Convertible senior notes	131,651	131,937
Other non-current liabilities	1,472	950
Total liabilities	519,649	519,317
Equity
Ordinary shares ($0.001 par value): 1,000,000,000 and 1,000,000,000 shares authorized, 137,816,482 and 137,906,041 shares issued and outstanding, as of December 31, 2013 and March 31, 2014, respectively	138	138
Additional paid-in capital	859,468	958,838
Subscription receivables	(2,148)	—
Accumulated deficit	(107,705)	(104,802)
Accumulated other comprehensive income	72,185	66,812
Total E-House equity	821,938	920,986
Non-controlling interests	13,933	51,858
Total equity	835,871	972,844
TOTAL LIABILITIES AND EQUITY	1,355,520	1,492,161

E-HOUSE (CHINA) HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share data and per share data)

	Three months ended
	March 31,
	2013	2014

Revenues	116,607	163,311
Cost of revenues	(51,988)	(59,023)
Selling, general and administrative expenses	(75,037)	(104,921)
Other operating income	94	671
Income (loss) from operations	(10,324)	38

Interest expenses	—	(1,346)
Interest income	423	735
Other income (expenses), net	(114)	125
Loss before taxes and equity in affiliates	(10,015)	(448)
Income tax benefit	2,157	93
Loss before equity in affiliates	(7,858)	(355)
Income from equity in affiliates	1,679	1,575
Net income (loss)	(6,179)	1,220

Less: net loss attributable to non-controlling interests	(755)	(1,682)
Net income (loss) attributable to E-House shareholders	(5,424)	2,902

Earnings (loss) per share:
Basic	(0.05)	0.02
Diluted	(0.05)	0.02
Shares used in computation:
Basic	118,453,504	137,879,853
Diluted	118,453,504	147,465,064

Note 1	The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB6.1521 on March 31, 2014 and USD1 = RMB6.1189 for the three months ended March 31, 2014

E-HOUSE (CHINA) HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

	Three months ended
	March 31,
	2013	2014

Net income (loss)	(6,179)	1,220
Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustment	1,530	(5,697)

Comprehensive loss	(4,649)	(4,477)

Less: Comprehensive loss attributable to non-controlling interest	(658)	(2,002)
Comprehensive loss attributable to E-House shareholders	(3,991)	(2,475)

E-HOUSE (CHINA) HOLDINGS LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands of U.S. dollars, except share data and per ADS data)

	Three months ended
	March 31,
	2013	2014
	(unaudited)	(unaudited)

GAAP income (loss) from operations	(10,324)	38
Share-based compensation expense	5,461	5,115
Amortization of intangible assets resulting from business acquisitions	5,634	4,923
Non-GAAP income from operations	771	10,076

GAAP net income (loss)	(6,179)	1,220
Share-based compensation expense (net of tax)	5,461	5,115
Amortization of intangible assets resulting from business acquisitions (net of tax)	4,226	3,919
Non-GAAP net income	3,508	10,254

GAAP net income (loss) attributable to E-House Shareholders	(5,424)	2,902
Share-based compensation expense (net of tax and non-controlling interests)	5,461	5,115
Amortization of intangible assets resulting from business acquisitions (net of tax and non-controlling interests)	4,136	3,847
Non-GAAP net income attributable to E-House shareholders	4,173	11,864

GAAP net income (loss) per ADS — basic	(0.05)	0.02

GAAP net income (loss) per ADS — diluted	(0.05)	0.02

Non-GAAP net income per ADS — basic	0.04	0.09

Non-GAAP net income per ADS — diluted	0.03	0.08

Shares used in calculating basic GAAP / non-GAAP net income (loss) attributable to shareholders per ADS	118,453,504	137,879,853

Shares used in calculating diluted GAAP net income (loss) attributable to shareholders per ADS	118,453,504	147,465,064

Shares used in calculating diluted non-GAAP net income attributable to shareholders per ADS	121,364,865	147,465,064

E-HOUSE (CHINA) HOLDINGS LIMITED

SELECTED OPERATING DATA

	Three months ended
	March 31,
	2013	2014
Primary real estate agency services
Total Gross Floor Area (“GFA”) of new properties sold (thousands of square meters)	4,370	4,472
Total value of new properties sold (millions of RMB)	39,066	41,874
Total value of new properties sold (millions of $)	6,223	6,843

E-commerce services
Number of discount coupons issued to prospective purchasers (number of transactions)	23,125	48,440
Number of discount coupons redeemed (number of transactions)	12,696	33,872